(Dollars in millions, except per share data)	Appendix A

M & F WORLDWIDE CORP.

35 E. 62nd Street

New York, NY 10065

Paul G. Savas

Executive Vice President & Chief Financial Officer

Tel: 212-572-8618

Fax: 212-572-5965

July 18, 2007

Via Edgar, label “Corresp”

Mr. Michael Fay

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, DC 20549

Re:	M & F Worldwide Corp.
File No. 001-13780
Form 10-K: For the Fiscal Year Ended December 31, 2006

Dear Mr. Fay:

I write on behalf of M & F Worldwide Corp. (the “Company”) in response to your letter dated June 1, 2007. In your letter, you suggest that the Company should record in its consolidated financial statements a liability for the contingent claims asserted against Pneumo Abex because it is the “primary obligor with respect to these claims.” The Company recognizes the existence of some accounting literature suggesting that the primary obligor must record a liability for the gross value of the obligation even where an indemnitor has acknowledged its obligation to hold the primary obligor harmless from the underlying claim. We are concerned, however, that a presentation of Pneumo Abex’s contingent liabilities along these lines would not reflect the economic substance of the manner in which these contingent liabilities are settled and may, in fact, be misleading to the investing community.

For these reasons, I write in anticipation of the telephone conference call that we requested through your colleague, Patrick Kuhn, to further explain our views on these matters and provide some additional observations. In this letter, I will first respond briefly to the points you made in your June 1 letter. Next, I will describe what the Company’s financial statements and disclosures would look like if the Company were to present its financial statements as you suggest. Finally, I will explain why, in the Company’s view, the impact of recording this liability and the corresponding asset would be immaterial.

*    *    *

Mr. Michael Fay, Branch Chief	Page 2

We respectfully request that the Staff consider the following points in response to your June 1 letter:

1.

The principal accounting standard for the recording of contingent claims is Financial Accounting Standard No. 5 (“FAS 5”). FAS 5 does not use the term “primary obligor” or otherwise determine whether recording a liability is appropriate based on purely legal concepts of primary or secondary liability. Rather, FAS 5 focuses on whether the Company will pay a cost or bear an expense as a result of a contingent claim. For example, paragraph 8 of FAS 5 requires accrual against a contingent claim only when “it is probable that ... a liability has been incurred.” Paragraph 70 quotes earlier accounting literature to emphasize that a liability involves a “transfer [of] economic resources” and that liabilities “are to be satisfied by the disbursement or utilization of corporate resources.” For the reasons explained in our May 14, 2007 letter, Pneumo Abex, despite its status as “primary obligor,” has not expended or disbursed, and has no reasonable basis to conclude that it will in the future expend or disburse, corporate resources on these contingent claims. (The primary reason set forth in our prior letter is the existence of third parties that have themselves paid these amounts on Pneumo Abex’s behalf and are expected, for several reasons including contractual commitments, written acknowledgements and a long history of performance, to continue to do so.) Thus, the Company believes that it has not incurred and will not incur any liability with respect to these contingent claims.

2.

Your letter suggests that paragraphs 140-146 of Statement of Position 96-1 (“SOP 96-1”) provide a useful analogy concerning how and when to record an asset related to recovery of any amount expended in respect of these contingent claims. We agree. These paragraphs do not, however, shed light on whether to record a liability in the first instance. For that determination, we believe that paragraphs 133-139 of SOP 96-1 provide the best analogy. Pursuant to these paragraphs, a company facing contingent environmental claims may record only its allocable share of liability that is ordinarily “joint and several” under the law when “participating PRPs,” which have acknowledged their liabilities for the other shares, have entered into agreements that will result in less than 100% of the costs actually being paid by the company in question. Pneumo Abex is analogous to a PRP that has an allocated share of 0%. Other parties—including PepsiAmericas and Cooper—have acknowledged both in writing and by their performance over the years that they, and not Pneumo Abex, bear 100% of the costs for these contingent claims. Pursuant to paragraphs 133-139, therefore, the Company should only record the allocable share of the liability that it will actually incur, namely 0%.

Mr. Michael Fay, Branch Chief	Page 3

3.

Your letter suggests that Pneumo Abex can get information from its indemnitors concerning the financial impact of these contingent claims on them if needed to perform the desired estimation. Again we agree. We noted that Pneumo Abex did not currently possess the data, however, not to argue that the information was unavailable, but rather to provide another bit of evidence demonstrating how remote these contingent claims are to Pneumo Abex on a daily basis.

4.

Finally, I offer a different perspective that may further clarify the points made above and in our earlier letter. Normally, when a company posts a liability for a contingent claim and a matching asset with respect to the recovery from another of the cost of that liability, one would expect that those accounts will be relieved when the company pays the amount of the liability to the claimant and recovers the amount from the indemnifying party. In Pneumo Abex’s case, however, this will not happen. Pneumo Abex has not in the past paid, and does not in the future expect to pay, any claimant anything. The amounts paid to claimants will come directly from Cooper, PepsiAmericas or MCG Intermediate Holdings Inc. (MCG doing so as an advance of funds that PepsiAmericas will ultimately reimburse). And because Pneumo Abex expends none of its own resources, not even temporarily, Pneumo Abex will have no need to pursue from anyone for its own benefit any recovery. Indeed, even insurance payments made in respect of these claims, which frequently come in the form of checks made payable to Pneumo Abex because it is both the insured and the nominal defendant in the claims, are turned over to others because those others are the ones that paid the costs of these claims. Thus, the Company believes it is misleading to record liabilities and assets relating to these claims because that presentation would not reflect the economics of Pneumo Abex’s contractual arrangements.

*    *    *

If the Company were to restate its financial statements, the balance sheet would change but the income statement and the statement of cash flows would not because, for the reasons explained above, the Company itself does not actually expend any amount in respect of its contingent claims and does not expect to do so in the future. The Company would “gross up” the balance sheet by the probable and reasonably estimable portion of its contingent liability and an asset of equal size to reflect the amount that the contractually-obligated Cooper and MCG Intermediate/PepsiAmericas would expend to satisfy this liability instead of Pneumo Abex. The Company would also amend the footnotes to its financial statements to explain the addition of these balance sheet items in order to put them into proper context and avoid investor confusion. In particular, the Company would explain why, despite recording the liability, the Company does not expect ever to pay anything in respect of that liability and why, despite recording the matching asset, the Company does not expect to receive any of that amount. Thus, the

Mr. Michael Fay, Branch Chief	Page 4

Company would replace the Pneumo Abex contingent claims discussion found in its 2006 year-end financials at note 19 with the text set forth in Appendix A to this letter. (For ease of reference, I enclose as Appendix B to this letter a “redline” highlighting the changes between the existing text of this portion of note 19 and the proposed new text.)

*    *    *

We believe that the contingent liabilities and related assets that would be recorded under the Staff’s suggested presentation are immaterial to the financial statements as a whole for the following reasons:

First, while the Company has not yet finalized its estimate (nor has the estimate been subject to normal audit procedures), the Company believes that the amount that would be considered to be the aggregate value of Pneumo Abex’s contingent liabilities will not exceed $52 million. This amount represents less than 4% of the Company’s total liabilities and stockholders’ equity as of December 31, 2006 and less than 5% of the Company’s total liabilities. Equally important, inclusion of these assets and liabilities will not materially change the overall impression that the Company’s balance sheet leaves on investors because they will appear separately from all other asset and balance sheet categories. Nor will this change to the balance sheet affect any right or obligation under any contractual arrangement with the Company, such as the amount of compensation due any Company executive or any debt covenant of any kind. In addition, these contingent claims will not have a material effect on the Company’s results of operations because, as explained above, settlement of these contingent claims did not result in the past, and is not expected to result in the future, in payments by the Company or otherwise affect the Company’s profits or cash flows. Accordingly, as noted above, the income statement and the statement of cash flows will not change.

Second, the financial effect of these contingent claims is almost entirely confined to Pneumo Abex, a non-operational subsidiary of the Company. As of December 31, 2006, the Company had two principal operating businesses—Clarke American, which provided checks and related products and direct marketing services, and Mafco Worldwide Corporation, which manufactured and sold flavorings and other natural products. Pneumo Abex itself does not conduct any business operation. None of Clarke American, Mafco Worldwide or M & F Worldwide (the corporate parent and holding company) has any financial responsibility for the Pneumo Abex contingent claims, other than an indemnity and funding obligation that (a) expires in 2014, (b) is limited to $10 million in the aggregate and (c) only applies to obligations not otherwise the responsibility of a third party. Thus, even if Pneumo Abex were unexpectedly to be faced with actual responsibility for these contingent claims, there is no basis for these claims to have a material effect on the operations of the Company’s current businesses or otherwise materially affect the Company’s overall financial position or results of operations. Since year end, the Company has completed the acquisition of The John H. Harland Company for $1.7 billion, which has only made the Pneumo Abex contingent claims less significant in relation to the overall Company’s consolidated financial position.

Mr. Michael Fay, Branch Chief	Page 5

Third, as described in the Commitments and Contingencies note in the Company’s financial statements, the Company has entered into agreements with Cooper Industries, LLC and Federal-Mogul Products, Inc. to resolve the claims that Pneumo Abex and Cooper have against Federal-Mogul in the context of Federal-Mogul’s bankruptcy reorganization plan. The agreements propose two alternative methods of resolving the claims, one of which is preferred by all the contracting parties and given priority in the documentation, as long as the courts approve it. Under the preferred method, the Company will transfer its entire ownership interest in Pneumo Abex upon consummation of the reorganization plan to a trust that Federal-Mogul will establish as part of its reorganization. While no assurance can be given that the courts overseeing the bankruptcy case will ultimately approve the reorganization plan, the current schedule set by the bankruptcy court should lead to a decision before year-end concerning whether to confirm the plan and approve the preferred alternative. The Company believes that the law strongly supports confirmation of this plan, and we therefore believe that neither Pneumo Abex nor its contingent liabilities will be part of the Company for much longer. By itself, this reason is insufficient to view Pneumo Abex’s contingent claims as immaterial, but it supports the other reasons and helps put in context the concept that this issue is isolated and without substantial significance for the Company’s overall business.

*    *    *

For all these reasons, and for the reasons set forth in our May 14, 2007 letter, the Company believes that including a liability and matching asset is not the most meaningful presentation to investors, although the Company again reiterates that it acknowledges the existence of authority suggesting this presentation. As Mr. Fasman discussed with your colleague Patrick Kuhn by telephone, we look forward to the opportunity to speak directly with you concerning these matters and will soon be calling to schedule the proposed telephone conference call.

Sincerely yours,
/s/ Paul G. Savas
Paul G. Savas
cc:	Mr. Steven L. Fasman
M & F Worldwide Corp.

(Dollars in millions, except per share data)	Appendix A

Non-Operating Contingent Claims, Indemnification and Insurance Matters

The Company’s non-operating contingent claims are generally associated with its indirect, wholly owned, non-operating subsidiary, Pneumo Abex LLC (together with its predecessors in interest, ‘‘Pneumo Abex’’). Substantially all of these contingent claims are the financial responsibility of third parties and include various environmental and asbestos-related claims. As a result, the Company has not since 1995 paid and does not expect to pay on its own behalf material amounts related to these matters.

In 1995, MCG Intermediate Holdings Inc. (‘‘MCGI’’), M & F Worldwide and two subsidiaries of M & F Worldwide entered into a transfer agreement (the ‘‘Transfer Agreement’’). Under the Transfer Agreement, Pneumo Abex transferred to MCGI substantially all of its assets and liabilities other than the assets and liabilities relating to its former Abex NWL Aerospace Division (‘‘Aerospace’’) and certain contingent liabilities and the related assets, including its historical insurance and indemnification arrangements. The Transfer Agreement provides for appropriate transfer, indemnification and tax sharing arrangements, in a manner consistent with applicable law and previously existing contractual arrangements, as further explained below.

The Transfer Agreement also requires MCGI, which currently is an indirect subsidiary of Holdings, to undertake certain administrative and funding obligations with respect to certain categories of asbestos-related claims and other liabilities, including environmental claims, that Pneumo Abex did not transfer. Pneumo Abex will be obligated to reimburse the amounts so funded only when it receives amounts under related indemnification and insurance agreements. Such administrative and funding obligations would be terminated as to these categories of asbestos-related claims in the case of a bankruptcy of Pneumo Abex or M & F Worldwide or of certain other events affecting the availability of coverage for such claims from third-party indemnitors and insurers. In the event of certain kinds of disputes with Pneumo Abex’s indemnitors regarding their indemnities, the Transfer Agreement permits Pneumo Abex to require MCGI to fund 50% of the costs of resolving the disputes.

Prior to 1988, a former subsidiary of Pneumo Abex manufactured certain asbestos-containing friction products. Pneumo Abex has been named, typically along with 10 to as many as 100 or more other companies, as a defendant in various personal injury lawsuits claiming damages relating to exposure to asbestos. Pursuant to indemnification agreements, PepsiAmericas, Inc. (the ‘‘Original Indemnitor’’) has ultimate responsibility for all the remaining asbestos-related claims asserted against Pneumo Abex through August 1998 and for certain asbestos-related claims asserted thereafter. In connection with the sale by Pneumo Abex in December 1994 of its Friction Products Division, a subsidiary (the ‘‘Second Indemnitor’’) of Cooper Industries, Inc. (now Cooper Industries, LLC, the ‘‘Indemnity Guarantor’’) assumed responsibility for substantially all asbestos-related claims asserted against Pneumo Abex after August 1998 and not indemnified by the Original Indemnitor. Federal-Mogul Corporation purchased the Second Indemnitor in October 1998. In October 2001, the Second Indemnitor filed a petition under Chapter 11 of the U.S. Bankruptcy Code and stopped performing its obligations to Pneumo Abex. Performance of the Second Indemnitor’s obligations is guaranteed by the Indemnity Guarantor. Since the bankruptcy filing of the Second Indemnitor, the Indemnity Guarantor has been fulfilling the Second Indemnitor’s obligations to the extent that they are no longer being performed by the Second Indemnitor.

In November 2006, the Company entered into a series of agreements with the Second Indemnitor, the Indemnity Guarantor and others that proposed a settlement of the Company’s claims against the Second Indemnitor relating to the 1994 sale transaction as part of the bankruptcy reorganization of the Second Indemnitor. If the transactions outlined in the agreements are approved by the courts overseeing the Second Indemnitor’s bankruptcy and then consummated, then either (a) (i) the Company would transfer its interest in Pneumo Abex to a trust to be created in connection with the Second Indemnitor’s bankruptcy reorganization plan, (ii) the Company would pay $10.0 to the trust, and the Indemnity Guarantor would pay $246.0 to the trust and issue a 25-year note to the trust for the payment of $500.0, (iii) the trust would assume all financial responsibility for the payment of

(Dollars in millions, except per share data)	Appendix A

asbestos-related claims subject to the Second Indemnitor’s obligations, and (iv) one or more court-ordered injunctions would bar the assertion of any claim arising out of the asbestos-related claims subject to the Second Indemnitor’s indemnity from being asserted against the Company, the Second Indemnitor or the Indemnity Guarantor (items (a)(i) through (a)(iv) collectively, the ‘‘Plan A Settlement’’) or (b) under certain conditions set forth in the agreements relating to possible difficulties in implementing the Plan A Settlement, (i) Pneumo Abex would continue to be owned by the Company but would receive $2.0 from the Second Indemnitor’s bankruptcy estate, (ii) the Second Indemnitor would be relieved of its obligations, and (iii) the Indemnity Guarantor would continue to honor its guaranty obligation and receive $138.0 from the Second Indemnitor’s bankruptcy estate (items (b)(i) through (b)(iii) collectively, the ‘‘Plan B Settlement’’). Both the Plan A Settlement and the Plan B Settlement are subject to various contingencies, including bankruptcy court approval and the effectiveness of the Second Indemnitor’s plan of reorganization. No assurance can be given regarding whether the agreements can or will be consummated.

Pneumo Abex’s former subsidiary maintained product liability insurance covering substantially all of the period during which it manufactured or distributed asbestos-containing products. The subsidiary commenced litigation in 1982 against a portion of these insurers in order to confirm the availability of this coverage. As a result of settlements in that litigation, other coverage agreements with other carriers, payments by the Original Indemnitor, the Second Indemnitor and the Indemnity Guarantor pursuant to their obligations to Pneumo Abex, and the Transfer Agreement, all of its monthly expenditures for asbestos-related claims other than as described below are managed and paid by others. As of December 31, 2006, the Company incurred or expected to incur approximately $1.0 of costs related to asbestos-related claims not subject to the assumption and indemnification arrangements described above (the ‘‘Remaining Claims’’), as to which it either has received or expects to receive approximately $0.8 in insurance reimbursements. Management does not expect the Remaining Claims to have a material adverse effect on the Company’s financial position or results of operations, but the Company is unable to forecast either the number of future asbestos-related claimants or the amount of future defense and settlement costs associated with present or future asbestos-related claims.

The Transfer Agreement further provides that MCGI will indemnify Pneumo Abex with respect to all environmental matters associated with Pneumo Abex’s and its predecessor’s operations to the extent not paid by third-party indemnitors or insurers, other than matters relating to Pneumo Abex’s former Aerospace business. Accordingly, environmental liabilities arising after the 1988 transaction with the Original Indemnitor that relate to the former Aerospace business are the Company’s responsibility. The Original Indemnitor is obligated to indemnify Pneumo Abex for costs, expenses and liabilities relating to environmental and natural resource matters to the extent attributable to the pre-1988 operation of the businesses acquired from the Original Indemnitor, subject to certain conditions and limitations principally relating to compliance with notice, cooperation and other procedural requirements. The Original Indemnitor is generally discharging its environmental indemnification liabilities in the ordinary course, and MCGI manages and advances all costs associated with such matters pending reimbursement by the Original Indemnitor.

It is generally not possible to predict the ultimate total costs relating to any remediation that may be demanded at any of the sites subject to the indemnity from the Original Indemnitor due to, among other factors, uncertainty regarding the extent of prior pollution, the complexity of applicable environmental laws and regulations and their interpretations, uncertainty regarding future changes to such laws and regulations or their enforcement, the varying costs and effectiveness of alternative cleanup technologies and methods, and the questionable and varying degrees of responsibility and/or involvement by Pneumo Abex. However, the future aggregate cost of cleanup and related expenses attributable to Pneumo Abex with respect to matters for which Pneumo Abex, together with numerous other third parties, have been named potentially responsible parties should be substantially less than $50.0, and the Company does not itself expect to pay any of these costs.

(Dollars in millions, except per share data)	Appendix A

The Company considers Pneumo Abex’s contingent claims, except for certain immaterial matters where no third-party indemnification or assumption arrangement exists, to be the financial responsibility of those third parties and monitors their financial positions to determine the level of uncertainty associated with their abilities to satisfy their obligations. Based upon these third parties’ repeated acknowledgements of their obligations, active management of these contingent claims, discharging of the related liabilities when required, and financial positions based upon publicly filed financial statements, as well as the history of insurance recovery set forth above, the Company believes that the likelihood of these third parties failing to satisfy these claims against Pneumo Abex is remote.

Nonetheless, because Pneumo Abex remains the party against which these contingent claims are made, the Company has recorded an estimate of the value of each such claim (including expected claims not yet asserted) to the extent that it can reasonably estimate such value. The amount recorded at December 31, 2006 is $52.0. For the environmental claims, the Company has recorded as a contingent liability an estimate of the amount of the likely expenditures on Pneumo Abex’s behalf at each site where Pneumo Abex remains a potentially responsible party, to the extent such amount is reasonably estimable, even though Pneumo Abex will not, itself, make any payment in respect of any such environmental claim. The Company has also recorded an asset in an identical amount, reflecting the fact that the payment will be made on Pneumo Abex’s behalf either by MCGI under the Transfer Agreement or by the Original Indemnitor. The Company will relieve these assets and liabilities as these third parties make their payments on Pneumo Abex’s behalf. For the asbestos-related claims, the Company has recorded as a contingent liability an estimate of the amount of the likely expenditures on Pneumo Abex’s behalf with respect to each claim still pending at December 31, 2006 or likely to be pending in the future, to the extent such amount is reasonably estimable, even though Pneumo Abex will not, itself, make any payment in respect of any such asbestos-related claim. Pneumo Abex, like many other defendants facing asbestos-related personal injury claims, experienced a sharp drop in new claim filings beginning in late 2005, which makes difficult forecasting the number of likely new claims more than three years beyond December 31, 2006. Moreover, changes in the last three years in the tort system applicable to these claims and in the management of certain claims by the Indemnity Guarantor has made difficult predicting the future costs associated with such claims for any period more than three years beyond December 31, 2006. Accordingly, the recorded liabilities and assets (described below) associated with asbestos-related claims does not reflect an estimate for any anticipated expenditure after December 31, 2009. The Company has recorded an asset with respect to its asbestos-related claims reflecting the fact that the payment for all but the Remaining Claims will be made on Pneumo Abex’s behalf either by the Indemnity Guarantor, by MCGI under the Transfer Agreement or by the Original Indemnitor. As with the environmental claims, Pneumo Abex will relieve these assets and liabilities as the third parties make their payments on Pneumo Abex’s behalf. The Company has recorded, and will relieve, on a similar basis liabilities and assets with respect to other categories of contingent claims against Pneumo Abex.

Pneumo Abex’s former Aerospace business sold certain of its aerospace products to the U.S. Government or to private contractors for the U.S. Government. Pneumo Abex retained in the Aerospace sale certain claims for allegedly defective pricing that the Government made with respect to certain of these products. In the sole remaining matter managed by Pneumo Abex, Pneumo Abex contests the Government’s allegations and has been attempting to resolve this matter without litigation.

In addition, various other legal proceedings, claims and investigations are pending against the Company, including those relating to commercial transactions, product liability, environmental, safety and health matters and other matters. Most of these matters are covered by insurance, subject to deductibles and maximum limits, and by third-party indemnities. In the opinion of management, based upon the information available at this time, the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

(Dollars in millions)	Appendix B

Non-Operating Contingent ~~Liability~~Claims, Indemnification and Insurance Matters

The Company ~~is indemnified by third parties with respect to certain of its contingent liabilities, such as certain~~’s non-operating contingent claims are generally associated with its indirect, wholly owned, non-operating subsidiary, Pneumo Abex LLC (together with its predecessors in interest, ‘‘Pneumo Abex’’). Substantially all of these contingent claims are the financial responsibility of third parties and include various environmental and asbestos ~~matters, as well as certain tax and other matters. In 1995, a subsidiary of MCG~~-related claims. As a result, the Company has not since 1995 paid and does not expect to pay on its own behalf material amounts related to these matters.

In 1995, MCG Intermediate Holdings Inc. (‘‘MCGI’’), M & F Worldwide and two subsidiaries of M & F Worldwide entered into a transfer agreement (the ‘‘Transfer Agreement’’). Under the Transfer Agreement, Pneumo Abex ~~Corporation (together with its successor in interest Pneumo Abex LLC, ‘‘Pneumo Abex’’), then a subsidiary of M & F Worldwide, retained~~transferred to MCGI substantially all of its assets and liabilities other than the assets and liabilities relating to ~~the Company’s~~its former Abex NWL Aerospace Division (‘‘Aerospace’’)~~, as well as~~ and certain contingent liabilities and the related assets, including its historical insurance and indemnification arrangements. ~~Pneumo Abex transferred substantially all of its other assets and liabilities to a subsidiary of MCG.~~ The Transfer Agreement provides for appropriate transfer, indemnification and tax sharing arrangements, in a manner consistent with applicable law and previously existing contractual arrangements, as further explained below.

The Transfer Agreement also requires ~~such~~MCGI, which currently is an indirect subsidiary of ~~MCG~~Holdings, to undertake certain administrative and funding obligations with respect to certain categories of asbestos-related claims and other liabilities, including environmental claims, ~~retained by~~that Pneumo Abex~~. The Company~~ did not transfer. Pneumo Abex will be obligated to reimburse the amounts so funded only when ~~the Company~~it receives amounts under related indemnification and insurance agreements. Such administrative and funding obligations would be terminated as to these categories of asbestos-related claims in the case of a bankruptcy of Pneumo Abex or M & F Worldwide or of certain other events affecting the availability of coverage for such claims from third-party indemnitors and insurers. In the event of certain kinds of disputes with Pneumo Abex’s indemnitors regarding their indemnities, the Transfer Agreement permits ~~the Company~~Pneumo Abex to require ~~such subsidiary~~MCGI to fund 50% of the costs of resolving the disputes.

Prior to 1988, a former subsidiary of Pneumo Abex manufactured certain asbestos-containing friction products. Pneumo Abex has been named, typically along with 10 to as many as 100 or more other companies, as a defendant in various personal injury lawsuits claiming damages relating to exposure to asbestos. Pursuant to indemnification agreements, PepsiAmericas, Inc. (the ‘‘Original Indemnitor’’) has ultimate responsibility for all the remaining asbestos-related claims asserted against Pneumo Abex through August 1998 and for certain asbestos-related claims asserted thereafter. In connection with the sale by Pneumo Abex in December 1994 of its Friction Products Division, a subsidiary (the ‘‘Second Indemnitor’’) of Cooper Industries, Inc. (now Cooper Industries, LLC, the ‘‘Indemnity Guarantor’’) assumed responsibility for substantially all asbestos-related claims asserted against Pneumo Abex after August 1998 and not indemnified by the Original Indemnitor. Federal-Mogul Corporation purchased the Second Indemnitor in October 1998. In October 2001, the Second Indemnitor filed a petition under Chapter 11 of the U.S. Bankruptcy Code and stopped performing its ~~indemnity~~ obligations to ~~the Company~~Pneumo Abex. Performance of the Second Indemnitor’s ~~indemnity obligation~~obligations is guaranteed by the Indemnity Guarantor. Since the bankruptcy filing of the Second Indemnitor, the Indemnity Guarantor has been fulfilling the Second Indemnitor’s ~~indemnity~~ obligations to the extent that they are no longer being performed by the Second Indemnitor.

In November 2006, the Company entered into a series of agreements with the Second Indemnitor, the Indemnity Guarantor and others that proposed a settlement of the Company’s claims against the Second Indemnitor relating to ~~its indemnity~~the 1994 sale transaction as part of the bankruptcy reorganization of the Second Indemnitor. If the transactions outlined in the agreements are approved

(Dollars in millions)	Appendix B

by the courts overseeing the Second Indemnitor’s bankruptcy and then consummated, then either (a) (i) the Company would transfer its interest in Pneumo Abex to a trust to be created in connection with the Second Indemnitor’s bankruptcy reorganization plan, (ii) the Company would pay $10.0 to the trust, and the Indemnity Guarantor would pay $246.0 to the trust and issue a 25-year note to the trust for the payment of $500.0, (iii) the trust would assume all financial responsibility for the payment of asbestos-related claims subject to the Second Indemnitor’s ~~indemnity~~obligations, and (iv) ~~a~~one or more court-ordered ~~injunction~~injunctions would bar the assertion of any claim arising out of the asbestos-related claims subject to the Second Indemnitor’s indemnity from being asserted against the Company, the Second Indemnitor or the Indemnity Guarantor (items (a)(i) through (a)(iv) collectively, the ‘‘Plan A Settlement’’) or (b) under certain conditions set forth in the agreements relating to possible difficulties in implementing the Plan A Settlement, (i) Pneumo Abex would continue to be owned by the Company but would receive $2.0 from the Second Indemnitor’s bankruptcy estate, (ii) the Second Indemnitor would be relieved of its ~~indemnification obligation~~obligations, and (iii) the Indemnity Guarantor would continue to honor its guaranty obligation and receive $138.0 from the Second Indemnitor’s bankruptcy estate (items (b)(i) through (b)(iii) collectively, the ‘‘Plan B Settlement’’). Both the Plan A Settlement and the Plan B Settlement are subject to various contingencies, including bankruptcy court approval and the effectiveness of the Second Indemnitor’s plan of reorganization. No assurance can be given regarding whether the agreements can or will be consummated.

Pneumo Abex’s former subsidiary maintained product liability insurance covering substantially all of the period during which it manufactured or distributed asbestos-containing products ~~were manufactured~~. The subsidiary commenced litigation in 1982 against a portion of these insurers in order to confirm the availability of this coverage. As a result of settlements in that litigation, other coverage agreements with other carriers ~~and~~, payments by the Original Indemnitor, the Second Indemnitor and the Indemnity Guarantor pursuant to their ~~indemnities,~~obligations to Pneumo Abex ~~is receiving reimbursement each month for substantially~~, and the Transfer Agreement, all of its monthly expenditures for asbestos-related claims other than as described below are managed and paid by others. As of December 31, 2006, the Company incurred or expected to incur approximately $1.0 of ~~unindemnified~~ costs related to asbestos-related claims not subject to the assumption and indemnification arrangements described above (the ‘‘Remaining Claims’’), as to which it either has received or expects to receive approximately $0.8 in insurance reimbursements. Management does not expect ~~these unindemnified matters~~the Remaining Claims to have a material adverse effect on the Company’s financial position or results of operations, but ~~Pneumo Abex~~the Company is unable to forecast either the number of future asbestos-related claimants or the amount of future defense and settlement costs associated with present or future asbestos-related claims.

The Transfer Agreement further provides that ~~the subsidiary of MCG~~MCGI will indemnify Pneumo Abex with respect to all environmental matters associated with Pneumo Abex’s and its predecessor’s operations to the extent not paid by third-party indemnitors or insurers, other than ~~the operations~~matters relating to Pneumo Abex’s former Aerospace business~~, which Pneumo Abex sold to Parker Hannifin Corporation in April 1996.~~. Accordingly, environmental liabilities arising after the 1988 transaction with the Original Indemnitor that relate to the ~~Company’s~~ former Aerospace ~~facilities~~business are the Company’s responsibility ~~of Pneumo Abex~~. The Original Indemnitor is obligated to indemnify Pneumo Abex for costs, expenses and liabilities relating to environmental and natural resource matters to the extent attributable to the pre-1988 operation of the businesses acquired from the Original Indemnitor, subject to certain conditions and limitations principally relating to compliance with notice, cooperation and other procedural requirements. The Original Indemnitor is generally discharging its environmental indemnification liabilities in the ordinary course, and MCGI manages and advances all costs associated with such matters pending reimbursement by the Original Indemnitor.

It is generally not possible to predict the ultimate total costs relating to any remediation that may be demanded at any of the sites subject to the indemnity from the Original Indemnitor due to, among

(Dollars in millions)	Appendix B

other factors, uncertainty regarding the extent of prior pollution, the complexity of applicable environmental laws and regulations and their interpretations, uncertainty regarding future changes to such laws and regulations or their enforcement, the varying costs and effectiveness of alternative cleanup technologies and methods, and the questionable and varying degrees of responsibility and/or involvement by Pneumo Abex. However, the future aggregate cost of cleanup and related expenses attributable to Pneumo Abex with respect to matters for which Pneumo Abex, together with numerous other third parties, have been named potentially responsible parties should be substantially less than $~~100.0.~~50.0, and the Company does not itself expect to pay any of these costs.

~~The Company has not recognized a liability in its financial statements for matters covered by indemnification agreements. The Company considers these obligations to be those of third-party indemnitors~~The Company considers Pneumo Abex’s contingent claims, except for certain immaterial matters where no third-party indemnification or assumption arrangement exists, to be the financial responsibility of those third parties and monitors their financial positions to determine the level of uncertainty associated with their ~~ability~~abilities to satisfy their obligations. Based upon ~~the indemnitors’~~these third parties’ repeated acknowledgements of their obligations, active management of ~~indemnifiable matters~~these contingent claims, discharging of the related liabilities when required, and financial positions based upon publicly filed financial statements, as well as the history of insurance recovery set forth above, the Company believes that the likelihood of ~~failing to obtain reimbursement of amounts covered by insurance and indemnification~~these third parties failing to satisfy these claims against Pneumo Abex is remote.

Nonetheless, because Pneumo Abex remains the party against which these contingent claims are made, the Company has recorded an estimate of the value of each such claim (including expected claims not yet asserted) to the extent that it can reasonably estimate such value. The amount recorded at December 31, 2006 is $52.0. For the environmental claims, the Company has recorded as a contingent liability an estimate of the amount of the likely expenditures on Pneumo Abex’s behalf at each site where Pneumo Abex remains a potentially responsible party, to the extent such amount is reasonably estimable, even though Pneumo Abex will not, itself, make any payment in respect of any such environmental claim. The Company has also recorded an asset in an identical amount, reflecting the fact that the payment will be made on Pneumo Abex’s behalf either by MCGI under the Transfer Agreement or by the Original Indemnitor. The Company will relieve these assets and liabilities as these third parties make their payments on Pneumo Abex’s behalf. For the asbestos-related claims, the Company has recorded as a contingent liability an estimate of the amount of the likely expenditures on Pneumo Abex’s behalf with respect to each claim still pending at December 31, 2006 or likely to be pending in the future, to the extent such amount is reasonably estimable, even though Pneumo Abex will not, itself, make any payment in respect of any such asbestos-related claim. Pneumo Abex, like many other defendants facing asbestos-related personal injury claims, experienced a sharp drop in new claim filings beginning in late 2005, which makes difficult forecasting the number of likely new claims more than three years beyond December 31, 2006. Moreover, changes in the last three years in the tort system applicable to these claims and in the management of certain claims by the Indemnity Guarantor has made difficult predicting the future costs associated with such claims for any period more than three years beyond December 31, 2006. Accordingly, the recorded liabilities and assets (described below) associated with asbestos-related claims does not reflect an estimate for any anticipated expenditure after December 31, 2009. The Company has recorded an asset with respect to its asbestos-related claims reflecting the fact that the payment for all but the Remaining Claims will be made on Pneumo Abex’s behalf either by the Indemnity Guarantor, by MCGI under the Transfer Agreement or by the Original Indemnitor. As with the environmental claims, Pneumo Abex will relieve these assets and liabilities as the third parties make their payments on Pneumo Abex’s behalf. The Company has recorded, and will relieve, on a similar basis liabilities and assets with respect to other categories of contingent claims against Pneumo Abex.

~~The~~Pneumo Abex’s former Aerospace business ~~of the Company formerly~~ sold certain of its aerospace products to the U.S. Government or to private contractors for the U.S. Government. ~~The~~

(Dollars in millions)	Appendix B

~~Company~~Pneumo Abex retained in the Aerospace sale certain claims for allegedly defective pricing that the Government made with respect to certain of these products. In the sole remaining matter~~, the Company~~ managed by Pneumo Abex, Pneumo Abex contests the Government’s allegations and has been attempting to resolve this matter without litigation.

In addition, various other legal proceedings, claims and investigations are pending against the Company, including those relating to commercial transactions, product liability, environmental, safety and health matters and other matters. Most of these matters are covered by insurance, subject to deductibles and maximum limits, and by third-party indemnities. In the opinion of management, based upon the information available at this time, the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.